Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

Telecom Market Continues to Evolve to Meet Customer Demands

By Mike Kehoe, V.P. External Affairs, SBC Ohio

The evolution of the communications industry continues with the recent announcement of an agreement for SBC Communications to acquire AT&T.  With technology changes outpacing the traditional limits of telecom services the industry is experiencing a fundamental reshaping of its competitive structure.

In today’s global economy, the merger of SBC and AT&T will benefit consumers and businesses as the two combine to form a U.S.-based company with the expertise, resources and capabilities to offer advanced technologies in the U.S. and around the world.

The merger is a bold leap forward in the evolution of the communications industry.  It will provide SBC the opportunity to strengthen its ability to compete and, most importantly, spur new investment and innovation for customers.

Enhanced Competition and Innovation

The combination of SBC and AT&T marks a new era for both companies and our customers.  It unites two industry leaders with common values and complementary strengths.

Competition will not be lost since each company has different, yet complementary, key strengths.  AT&T announced last summer it would no longer market to residential consumers and would focus on its strengths — serving business and government customers nationally and internationally.  SBC, on the other hand, continues to invest in Ohio’s infrastructure carrying advanced telecommunications technology to Ohio’s metropolitan, suburban and rural communities — focusing on its strengths of serving residential as well as small and medium-sized business customers.

The merger of SBC and AT&T will enable Ohio consumers to access more advanced global networking technologies among the other services, conveniently from a single provider.  AT&T’s global networks, presence in more than 60 countries, and high tech lab capabilities make it an ideal partner for SBC.  The result will be a stronger company that can serve customers with more efficiency and effectiveness.

In the face of increased consumer competition from cable, wireless and Internet companies, the combined company will be able to more quickly bring to market new services and cost-effective networks to meet the demands of consumers.  The immediate future promises even more consumer competition from companies offering Internet-based phone service (known as Voice over Internet Protocol or VoIP) and other technology-oriented companies.

In the highly competitive business marketplace, the combined company will be in a stronger position to meet the demands of businesses and their need to compete locally, nationally and globally.

Public Policy is Key

While technology is reshaping the market, public policy must not inhibit the market’s ability to adapt.  Fortunately, regulators and lawmakers recognize this market’s dynamics and just in this past year regulators at the state and federal levels provided Ohio consumers with more long distance choices and made phone network leasing rates more reflective of actual costs.  These actions prompted communications companies to invest in Ohio’s telecommunications infrastructure and deploy new services.

In an ever-changing environment where phone, cable, VoIP, entertainment, wireless are delivering an array of voice, video and data services, the regulatory environment will continue to play a major role in facilitating a market that can respond to demands for more sophisticated telecom systems.

Combining the networks and resources of SBC and AT&T provides a new company poised to bring to market new services and technology more quickly than either company could on a stand-alone basis.  The merger of SBC and AT&T is an important next step in the evolution of the global communications industry.

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Please visit www.informohio.org for additional information on key telecom issues.

Note:  In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas  78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.